May 2, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Roots Real Estate Investment Community I, LLC
Post-Qualification Amendment No. 8 to Offering Statement on Form 1-A
Filed April 28, 2025
File No. 024-11897

To Whom it May Concern:

This letter is being submitted on behalf of Roots Real Estate Investment Community I, LLC (File No. 024-11897) (the “Company”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated May 2, 2025 (the “Comment Letter”) regarding the Company’s Post-Qualification Amendment No. 8 to its Offering Statement on Form 1-A (the “Initial Filing”) filed with the Commission on April 28, 2025 in connection with its offering of units pursuant to Regulation A (the “Offering”). The Company is concurrently filing Post-Qualification Amendment No. 9 to its Offering Statement on Form 1-A (the “Amended Filing”), which includes changes in response to the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Initial Filing, and page references in the responses, if any, refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Real Estate Portfolio, page 49

Comment No. 1: We acknowledge your response to prior comment 1 and reissue. To provide further clarity and context for investors, please disclose the occupancy rate and average effective annual rent on a group basis similarly to your other grouped disclosure provided.

Response: The Company has updated the “Real Estate Portfolio” section in the Amended Filing to add additional disclosure regarding the occupancy rate and average effective annual rent in response to the Staff’s comment, and respectfully requests that the Staff clear this comment.

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. The Company respectfully requests that the Staff clear this remaining comment based on the Company’s response herein and the related updates in the Amended Filing and consider qualifying the Amended Offering as soon as possible. If you have any questions regarding this response, please do not hesitate to contact the undersigned at mike@williamsbusinesslaw.com or 470-567-3411.

Sincerely yours,

Williams Business Law, LLC

Michael P. Williams

cc:	Larry Dorfman
Daniel Dorfman